# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NELNET, INC., CIK 0001258602
CUSIP: 64031N108
Title of class of securities: Class A Common Stock, Par Value $0.01 per Share
Address of issuer's principal executive offices: 121 SOUTH 13TH STREET, STE 201, LINCOLN, Nebraska (NE), 68508
Date of event which requires filing of this statement: 05/14/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001618333
Persons authorized to receive notices and communications: Adam K. Peterson, 1601 Dodge Street, Suite 3300, Omaha, Nebraska (NE), 68102, 402-509-8456

## Reporting persons
- Magnolia Capital Fund, LP (CIK 0001618333): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,493,149; shared voting power 0; sole dispositive power 1,493,149; shared dispositive power 0; aggregate amount beneficially owned 1,493,149 (5.9% of the class)
- The Magnolia Group, LLC (CIK 0001618376): type of reporting person: investment adviser (IA); citizenship or place of organization: Nebraska (NE); source of funds: working capital (WC); sole voting power 1,493,149; shared voting power 0; sole dispositive power 1,493,149; shared dispositive power 0; aggregate amount beneficially owned 1,493,149 (5.9% of the class)
- Adam K. Peterson (CIK 0001667769): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 1,502,703; shared voting power 0; sole dispositive power 1,502,703; shared dispositive power 0; aggregate amount beneficially owned 1,502,703 (5.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value $0.01 per Share
Name of issuer: NELNET, INC.
Address of issuer's principal executive offices: 121 SOUTH 13TH STREET, STE 201, LINCOLN, Nebraska (NE), 68508

## Item 2. Identity and Background
Name of person filing: This Schedule 13D amendment is being jointly filed by Magnolia Capital Fund, LP ("MCF"), The Magnolia Group, LLC ("TMG"), an investment registered adviser, and Adam K. Peterson (each a "Reporting Person" and, collectively, the "Reporting Persons") with respect to shares of the Class A common stock, par value $0.01 per share of the Issuer (the, "Common Stock") owned directly by MCF, TMG, and Mr. Peterson.
Residence or business address: The principal business address of each of the Reporting Persons is 1601 Dodge Street, Suite 3300, Omaha, Nebraska 68102.
Present principal occupation or employment: TMG is the general partner of MCF. Mr. Peterson is the managing member of TMG. TMG and Mr. Peterson may each exercise voting and dispositive power over the Common Stock held by MCF and, as a result, may be deemed to be indirect beneficial owners of shares of Common Stock held by MCF. TMG and Mr. Peterson disclaim beneficial ownership of the Common Stock held by MCF. Mr. Peterson may exercise voting and dispositive power over the Common Stock he holds directly for his own account and that are held in the account of TMG.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: MCF is a Delaware limited partnership. TMG is a Nebraska limited liability company and registered investment adviser. Mr. Peterson is a U.S. citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The source and consideration for the Common Stock beneficially owned by the Reporting Persons, as described in this Schedule 13D, are as follows:

(1) MCF directly holds 1,493,149 shares of Common Stock. Its cost basis in these assets is $87,260,681.24. Consideration for these assets came from the working capital of MCF.

(2) Adam K. Peterson directly holds 9,554 shares of Common Stock for his own account.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Schedule 13D amendment is being jointly filed to report that, in partial satisfaction of certain withdrawal requests, effective May 13 and May 14, 2026, MCF distributed in-kind, to withdrawing limited partners 76,401 and 99,426 shares, respectively, of the Issuer's Common Stock. As a result of the distributions:

(1) MCF is no longer deemed a beneficial owner of such distributed shares and, accordingly, the number of shares reported by MCF is decreased by 175,827 (with a corresponding decrease in the number of shares beneficially owned by TMG, as the general partner of MCF, and Adam Peterson, as the managing member of TMG).

Although Reporting Persons have no specific plan or proposal to acquire additional Common Stock or dispose of the Common Stock, Reporting Persons at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon on ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.

On March 23, 2026, Adam Peterson notified Nelnet, Inc. of his resignation from the Board of Directors effective immediately.

As a result of Mr. Peterson's resignation and the noted distributions herein, the Reporting Persons requirement to maintain a Schedule 13D have ceased.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own 1,502,703 shares of Class A Common Stock.

Based on the foregoing:

Mr. Peterson may be deemed the beneficial owner of 1,502,703 shares of Common Stock held for himself and the accounts of MCF.

TMG may be deemed the beneficial owner of 1,493,149 shares of Common Stock held for itself and the accounts of MCF.

MCF may be deemed the beneficial owner of 1,493,149 shares of Common Stock that it holds.

The Issuer's 10-Q, filed on May 7, 2026, listed 25,317,348 shares of the Issuer's Class A Common Stock outstanding. The shares beneficially owned, in total, represent approximately 5.9% of the shares issued and outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this item 5(b) for each such Reporting Person.
Transactions in the class effected during the past sixty days:
In the past 60 days, the following transactions were effected by Reporting Persons:

MCF distributed in-kind to withdrawing limited partners, 76,401 and 99,426 shares of the Issuer's Common Stock, effective as of May 13 and May 14, 2026, respectively. No purchase price was paid in connection with these transactions. The transactions were effected through MCF's account.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: This item is not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The powers of disposition and voting of the shares held for MCF are held pursuant to a limited partnership agreement entered into between MCF and TMG. As described above in Item 2, Mr. Peterson is the managing member of TMG.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A - Joint Filing Agreement

## Signatures
- Magnolia Capital Fund, LP: /s/ Adam K. Peterson, Adam K. Peterson, Manager (06/05/2026)
- The Magnolia Group, LLC: /s/ Adam K. Peterson, Adam K. Peterson, Manager (06/05/2026)
- Adam K. Peterson: /s/ Adam K. Peterson, Adam K. Peterson (06/05/2026)